# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Address of issuer's principal executive offices: 14F., NO. 98, MINQUAN RD., XINDIAN DISTRICT, NEW TAIPEI CITY, Taiwan (F5), 231
Date of event which requires filing of this statement: 10/23/2026
Amends the filing with accession number 0001104659-23-019825
Filed by CIK 0001962696
Persons authorized to receive notices and communications: Jau H. Huang, CyberLink International Technology Corp., 15F., No.100, Minquan RD., Xindian Dist., New Taipei City, Taiwan, Taiwan (F5), 231, 886-2-8667-1298

## Reporting persons
- CyberLink Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following consummation of the Merger, the Reporting Person no longer beneficially owns any Class A ordinary shares of the Issuer, the class of securities identified in Item 1. The Continuing Shares remain outstanding as ordinary shares of the Surviving Company, as described in Item 4. The amounts reported in Rows 7 through 13 relate solely to the former Class A ordinary shares and do not report ownership of the ordinary shares of the Surviving Company. Immediately following the Effective Time, the Reporting Person may be deemed to beneficially own 36,960,961 ordinary shares of the Surviving Company, representing approximately 68.01% of its outstanding ordinary shares, through its wholly owned subsidiary, CyberLink International Technology Corp. See Item 5.
- CyberLink International Technology Corp. (CIK 0001962696): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following consummation of the Merger, the Reporting Person no longer beneficially owns any Class A ordinary shares of the Issuer, the class of securities identified in Item 1. The Continuing Shares remain outstanding as ordinary shares of the Surviving Company, as described in Item 4. The amounts reported in Rows 7 through 13 relate solely to the former Class A ordinary shares and do not report ownership of the ordinary shares of the Surviving Company. Immediately following the Effective Time, the Reporting Person directly holds 36,960,961 ordinary shares of the Surviving Company, representing approximately 68.01% of its outstanding ordinary shares. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F., NO. 98, MINQUAN RD., XINDIAN DISTRICT, NEW TAIPEI CITY, Taiwan (F5), 231
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2023 (the "Schedule 13D"), as amended by Amendment No. 1 and Amendment No. 2 thereto. This Amendment No. 3 is being filed to report the consummation of the Merger and constitutes an exit filing with respect to the Class A ordinary shares identified in Item 1. This Amendment No. 3 amends and supplements Item 4 ("Purpose of Transaction") and Item 6 ("Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer") and amends and restates in its entirety Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D. Unless otherwise amended or supplemented herein, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On October 23, 2026, the Merger was consummated pursuant to the Merger Agreement, dated as of July 10, 2026, by and between ProjectNY ("Merger Sub") and Perfect Corp. (the "Issuer" or the "Company"). Merger Sub merged with and into the Issuer, with the Issuer continuing as the Surviving Company. The Plan of Merger was registered with the Registrar of Companies of the Cayman Islands, and the Merger became effective on October 23, 2026 (the "Effective Time").

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, Continuing Shares and Excluded Shares, was cancelled in exchange for the right to receive US$2.00 in cash per Share, without interest and subject to any applicable withholding taxes. There were no Excluded Shares immediately prior to the Effective Time. The Dissenting Shares were cancelled in exchange for the right to receive payment of their fair value in accordance with Section 238 of the Companies Act of the Cayman Islands. Each Continuing Share remained issued and outstanding without interruption as one validly issued, fully paid and non-assessable ordinary share, par value US$0.10 per share, of the Surviving Company. No cash consideration was paid in respect of the Continuing Shares. All shares of Merger Sub were cancelled for no consideration.

The Continuing Shares held by the Chairwoman Parties and CyberLink International constitute all of the issued and outstanding share capital of the Surviving Company. At the Effective Time, the memorandum and articles of association of the Issuer were amended and restated in accordance with the Merger Agreement, and the Continuing Shares continued as a single class of ordinary shares of the Surviving Company. Accordingly, the Class A ordinary shares identified in Item 1 ceased to exist as a separate class. The Reporting Persons retain their respective direct or indirect interests in the Continuing Shares, but no longer beneficially own any securities of the class identified in Item 1.

In connection with the consummation of the Merger, the Issuer requested that the New York Stock Exchange ("NYSE") suspend trading in the Class A ordinary shares and file with the SEC a notification of removal from listing and registration on Form 25 with respect to the Class A ordinary shares. The Issuer intends to file a certification and notice on Form 15 with the SEC to terminate the registration of the Class A ordinary shares under Section 12(g) of the Act and suspend its reporting obligations under Sections 13 and 15(d) of the Act, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the Merger described in Item 4, none of the Reporting Persons beneficially owns any Class A ordinary shares of the Issuer, the class of securities identified in Item 1, or has any voting or dispositive power over any such securities. The information in Rows 7 through 13 of the cover pages to this Amendment No. 3 is incorporated herein by reference. The Reporting Persons retain their respective direct or indirect interests in the Continuing Shares as described in Item 4.

Immediately following the Effective Time, CyberLink International Technology Corp. directly holds 36,960,961 ordinary shares of the Surviving Company, representing approximately 68.01% of its outstanding ordinary shares. CyberLink Corp. may be deemed to beneficially own those shares through its wholly owned subsidiary, CyberLink International Technology Corp.

These percentages are based on 54,346,935 ordinary shares of the Surviving Company outstanding immediately following the Effective Time.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 3, to the knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 23, 2026. Following consummation of the Merger, none of the Reporting Persons beneficially owns any securities of the class identified in Item 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

At the Effective Time, the CyberLink Support Agreement terminated in accordance with its terms, subject to its surviving provisions and liability for any prior breach.

## Signatures
- CyberLink Corp.: /s/ Jau H. Huang, Jau H. Huang/Chairman (10/23/2026)
- CyberLink International Technology Corp.: /s/ Jau H. Huang, Jau H. Huang/Director (10/23/2026)